UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D (Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a) Under the Securities Exchange Act of 1934 (Amendment No. )*

China Online Education Group

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

16954L 105(1)

(CUSIP Number)

Jack Jiajia Huang

Ting Shu

Dasheng Global Limited

Dasheng Online Limited

Dasheng International Holdings Limited

TB Family Trust

Room 607, Yuemeite Building, No.1 Gaoxin South 7th Road

High-tech Zone, Yuehai Street, Nanshan District

Shenzhen, Guangdong Province 518063

People’s Republic of China

With copies to:

Haiping Li, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Jing An Kerry Centre, Tower II, 46th Floor

1539 Nanjing West Road

Shanghai 200040

People’s Republic of China

Tel: +86 (21) 6193 8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

(1)  CUSIP number 16954L 105 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “COE.” Each ADS represents 15 Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16954L 105	13D	Page 2 of 10 Pages

1	Names of Reporting Persons Jack Jiajia Huang
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 66,803,899(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 66,803,899(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 66,803,899(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 20.0%. The voting power of the shares beneficially owned represented 37.9% of the total outstanding voting power.(2)
14	Type of Reporting Person (See Instructions) IN

Notes:

(1)            Represents (i) 186,180 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang, (ii) 19,978,950 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, (iii) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, (iv) 15,535,423 Class B ordinary shares held by Dasheng Online Limited, and (v) 713,025 Class A ordinary shares issuable to Jack Jiajia Huang upon exercise of options within 60 days after the date hereof.

(2)            The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2022 (taking into account the number of shares that the reporting person had the right to acquire within 60 days the date hereof). Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

CUSIP No. 16954L 105	13D	Page 3 of 10 Pages

1	Names of Reporting Persons Ting Shu
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 66,803,899(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 66,803,899(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 66,803,899(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 20.0%. The voting power of the shares beneficially owned represented 37.9% of the total outstanding voting power.(2)
14	Type of Reporting Person (See Instructions) IN

Notes:

(1)            Represents (i) 186,180 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang, (ii) 19,978,950 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, (iii) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, (iv) 15,535,423 Class B ordinary shares held by Dasheng Online Limited, and (v) 713,025 Class A ordinary shares issuable to Jack Jiajia Huang upon exercise of options within 60 days after the date hereof.

(2)            The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2022 (taking into account the number of shares that the reporting person had the right to acquire within 60 days the date hereof). Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

CUSIP No. 16954L 105	13D	Page 4 of 10 Pages

1	Names of Reporting Persons Dasheng Global Limited
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 51,082,296(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 51,082,296(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,082,296(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 15.3%. The voting power of the shares beneficially owned represented 25.6% of the total outstanding voting power.(4)
14	Type of Reporting Person (See Instructions) CO

Notes:

(1)            Represents (i) 19,978,950 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, (ii) 30,390,321 Class B ordinary shares held by Dasheng Global Limited and (iii) 713,025 Class A ordinary shares issuable to Jack Jiajia Huang upon exercise of options within 60 days after the date hereof.

(2)            The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2022 (taking into account the number of shares that the reporting person had the right to acquire within 60 days the date hereof). Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

CUSIP No. 16954L 105	13D	Page 5 of 10 Pages

1	Names of Reporting Persons Dasheng Online Limited
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 15,535,423(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,535,423(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,535,423(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.7%. The voting power of the shares beneficially owned represented 12.3% of the total outstanding voting power.(4)
14	Type of Reporting Person (See Instructions) CO

Notes:

(1)            Represents 15,535,423 Class B ordinary shares held by Dasheng Online Limited.

(2)            The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2022 (taking into account the number of shares that the reporting person had the right to acquire within 60 days the date hereof). Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

CUSIP No. 16954L 105	13D	Page 6 of 10 Pages

1	Names of Reporting Persons Dasheng International Holdings Limited
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 66,803,899(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 66,803,899(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 66,803,899(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 20.0%. The voting power of the shares beneficially owned represented 37.9% of the total outstanding voting power.(4)
14	Type of Reporting Person (See Instructions) CO

Notes:

(1)            Represents (i) 186,180 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang, (ii) 19,978,950 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, (iii) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, (iv) 15,535,423 Class B ordinary shares held by Dasheng Online Limited, and (v) 713,025 Class A ordinary shares issuable to Jack Jiajia Huang upon exercise of options within 60 days after the date hereof.

(2)            The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2022 (taking into account the number of shares that the reporting person had the right to acquire within 60 days the date hereof). Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

CUSIP No. 16954L 105	13D	Page 7 of 10 Pages

1	Names of Reporting Persons TB Family Trust
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 66,803,899(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 66,803,899(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 66,803,899(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 20.0%. The voting power of the shares beneficially owned represented 37.9% of the total outstanding voting power.(4)
14	Type of Reporting Person (See Instructions) OO

Notes:

(1)            Represents (i) 186,180 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang, (ii) 19,978,950 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, (iii) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, (iv) 15,535,423 Class B ordinary shares held by Dasheng Online Limited, and (v) 713,025 Class A ordinary shares issuable to Jack Jiajia Huang upon exercise of options within 60 days after the date hereof.

(2)            The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2022 (taking into account the number of shares that the reporting person had the right to acquire within 60 days the date hereof). Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

CUSIP No. 16954L 105	13D	Page 8 of 10 Pages

Explanatory Note

The Reporting Persons (as defined in Item 2 below) previously reported their beneficial ownership of the securities of the Issuer (as defined below) on a Schedule 13G, as amended, pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are now filing this statement on Schedule 13D because, as of March 29, 2022, the Reporting Persons had acquired beneficial ownership during the preceding 12 months of more than 2% of the issued and outstanding Class A ordinary shares of the Issuer.

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A ordinary shares of China Online Education Group, a Cayman Islands company (the “Issuer”), whose principal executive offices are located at Room 607, Yuemeite Building, No.1 Gaoxin South 7th Road High-tech Zone, Yuehai Street, Nanshan District, Shenzhen, Guangdong Province 518063, the People’s Republic of China.

The ordinary shares of the Issuer consist of Class A ordinary shares (including Class A ordinary shares represented by ADSs) and Class B ordinary shares, par value $0.0001 each. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

The ADSs of the Issuer are listed on the New York Stock Exchange under the symbol “COE.” Each ADS represents 15 Class A ordinary shares.

Item 2.	Identity and Background

(a): This Schedule 13D is being filed jointly by Jack Jiajia Huang (“Mr. Huang”), Ting Shu (“Ms. Shu”), Dasheng Global Limited (“Dasheng Global”), Dasheng Online Limited (“Dasheng Online”), Dasheng International Holdings Limited (“Dasheng Holdings”) and TB Family Trust (the “Trust”) (together, the “Reporting Persons”, and each, a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”). The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person except as otherwise provided in Rule 13d-1(k).

(b), (c), and (f): Each of Mr. Huang and Ms. Shu is a citizen of the People’s Republic of China. Mr. Huang and Ms. Shu are husband and wife. Mr. Huang is the founder, chairman and chief executive officer of the Issuer. Ms. Shu is a co-founder and a director of the Issuer.

Each of Dasheng Global, Dasheng Online and Dasheng Holdings is a British Virgin Islands company. Mr. Huang is the sole director of Dasheng Global, and Ms. Shu is the sole director of Dasheng Online. Each of Dasheng Global and Dasheng Online is wholly beneficially owned by Dasheng Holdings, which is in turn wholly owned by the Trust, for which TMF (Cayman) Ltd. acts as the trustee (the “Trustee”). S.B. Vanwall Ltd. is the sole director of Dasheng Holdings appointed by the Trustee. The settlors of the Trust are Mr. Huang and Ms. Shu. Mr. Huang, Ms. Shu and their family members are beneficiaries under the Trust. Pursuant to Section 13(d) of the Exchange Act, and the rules promulgated thereunder, Dasheng Holdings, the Trust, the Trustee, Mr. Huang and Ms. Shu may be deemed to be a group, and each member of such group may be deemed to beneficially own all of the ordinary shares beneficially owned by other members constituting such group. However, each of Dasheng Holdings, the Trust, Mr. Huang and Ms. Shu disclaims beneficial ownership of any shares other than the abovementioned (i) 186,180 Class A ordinary shares of the Issuer in the form of ADSs held by Mr. Huang, (ii) 19,978,950 Class A ordinary shares of the Issuer in the form of ADSs held by Dasheng Global, (iii) 30,390,321 Class B ordinary shares of the Issuer held by Dasheng Global, (iv) 713,025 Class A ordinary shares of the Issuer issuable to Mr. Huang upon exercise of options within 60 days after the date hereof, held by Dasheng Global, (v) 15,535,423 Class B ordinary shares of the Issuer held by Dasheng Online. All shares beneficially owned by the Trust are beneficially owned by the Trustee solely in its capacity as trustee of the Trust. Accordingly, the Trustee, solely in its capacity as trustee of the Trust, may be deemed to beneficially own all ordinary shares of the Issuer that are beneficially owned by the Trust. However, the Trustee disclaims beneficial ownership of all ordinary shares of the Issuer.

The business address of each Reporting Person is Room 607, Yuemeite Building, No.1 Gaoxin South 7th Road High-tech Zone, Yuehai Street, Nanshan District, Shenzhen, Guangdong Province 518063, the People’s Republic of China..

CUSIP No. 16954L 105	13D	Page 9 of 10 Pages

(d) and (e): During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Dasheng Global entered into Rule 10b5-1 trading plans, dated as of March 31, 2022 and June 30, 2022, respectively, with Tiger Brokers (Singapore) Pte Ltd (the “Trading Plans”). Under the Trading Plans, Dasheng Global proposes to purchase a total of 1,100,000 ADSs of the Issuer. Pursuant to the Trading Plans, through the date hereof, Dasheng Global has purchased 748,725 ADSs in the open market for approximately US$1.1 million, using its capital from previous disposition of its holding of the Issuer's ADSs (the “Trading-Plan Purchases”). In addition, from March 28 through March 31 and June 28 through July 1, Dasheng Global purchased a total of 558,205 ADSs of the Issuer in the open market for approximately US$0.9 million, using its capital from previous disposition of its holding of the Issuer's ADSs (together with the Trading-Plan Purchases, the “Recent Open-Market Purchases”).

Apart from the Recent Open-Market Purchases, (i) the 186,180 Class A ordinary shares of the Issuer in the form of ADSs held by Mr. Huang were issued upon vesting of the restricted share units granted to Mr. Huang, (ii) the 30,390,321 Class B ordinary shares of the Issuer held by Dasheng Global and the 15,535,423 Class B ordinary shares of the Issuer held by Dasheng Online have been held by Dasheng Global and Dasheng Online, respectively, since prior to the completion of the initial public offering of the Issuer, and (iii) the 713,025 Class A ordinary shares of the Issuer exercise of options within 60 days after the date hereof, to be held by Dasheng Global, and the 375,000 Class A ordinary shares of the Issuer in the form of ADSs issued to Mr. Huang upon vesting of restricted share units, held by Dasheng Global, are shares issuable or issued to Mr. Huang pursuant to share awards granted under the Issuer’s share incentive plans.

Item 4. Purpose of Transaction

The information set forth in Item 3 is hereby incorporated by reference in its entirety. The Recent Open-Market Purchases were made for investment purposes.

Except for potential future purchases under the Trading Plans and potential future receipt of awards that may be granted to Mr. Huang under the Issuer’s share incentive plans, the Reporting Persons have no present plan or proposal to acquire additional securities of the Issuer. They intend to review their shareholding on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b):

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2022 (taking into account the number of shares that the reporting person had the right to acquire within 60 days the date hereof). Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(c): Except as set forth on Schedule I attached hereto, none of the Reporting Persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days.

(d): Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.

CUSIP No. 16954L 105	13D	Page 10 of 10 Pages

(e): Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 3 is hereby incorporated by reference in its entirety. A form of the Trading Plans is attached as Exhibit B hereto and is incorporated herein by reference.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement dated July 25, 2022 by and between the Reporting Persons

B	Form of Rule 10b5-1 Trading Plans

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2022

Jack Jiajia Huang	/s/ Jack Jiajia Huang

Ting Shu	/s/ Ting Shu

Dasheng Global Limited	By:	/s/ Jack Jiajia Huang
	Name:	Jack Jiajia Huang
	Title:	Director

Dasheng Online Limited	By:	/s/ Ting Shu
	Name:	Ting Shu
	Title:	Director

Dasheng International Holdings Limited	By:	/s/ S.B. Vanwall Ltd.
	Name:	S.B. Vanwall Ltd.
	Title:	Director

TB Family Trust	By:	/s/ TMF (Cayman) Ltd.
	Name:	TMF (Cayman) Ltd.
	Title:	Trustee

[Signature Page to Schedule 13D]

11

Schedule I

60-Day Trading History

Trade Date	Amount of ADSs (Each Representing 15 Class A Ordinary Shares) Purchased	Weighted Average Price Per ADS (US$)
June 28, 2022	26,398	1.29
June 29, 2022	45,396	1.3
June 30, 2022	10,588	1.36
July 1, 2022	112	1.35
July 13, 2022	265,601	1.51
July 14, 2022	14,922	1.41
July 15, 2022	100,000	1.48
July 19, 2022	100,000	1.51
July 20, 2022	68,202	1.59

The above transactions were effected by Dasheng Global in the open market.